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News Release
For immediate release

BCE TO VIGOROUSLY DEFEND POSITION AT COURT OF APPEAL

DEBENTUREHOLDERS CASE WITHOUT MERIT

MONTREAL, Quebec, March 17, 2008 – BCE Inc. (TSX, NYSE: BCE) today announced that the company has been notified that certain holders of Bell Canada debentures, who were contesting the transaction, have initiated an appeal of all of the recent judgments of the Québec Superior Court.

“Our position from the start, which was supported on every point of contention by the Québec Superior Court, is that the claims of these debentureholders are without merit,” said Martine Turcotte, Chief Legal Officer of BCE and Bell Canada. “We will vigorously defend that position in the Court of Appeal and believe that the Superior Court’s decisions will be upheld. As the Superior Court has concluded, BCE and Bell Canada have respected all of the rights and reasonable expectations of the debentureholders,” added Ms. Turcotte.

The remaining conditions to the closing of the privatization transaction include the required approvals of the Canadian Radio-television and Telecommunications Commission and Industry Canada. As previously disclosed, BCE expects the transaction to close in the first part of the second quarter of 2008, subject to the timing of the appeals.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed privatization of BCE, legal proceedings related thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, in particular, the inherent uncertainty regarding the conduct, outcome and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The completion of the proposed privatization transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC and Industry Canada, (ii) resolution of the appeals filed by the debentureholders with regard to the plan of arrangement, and any related stay or injunction that would prevent closing pending resolution of such appeals, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007, as amended, governing the terms of the transaction. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual MD&A dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, as well as to the definitive agreement dated June 29, 2007, as amended, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Jacques Bouchard Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

jacques.bouchard1@bell.ca